Filed by Community First, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Community First, Inc.

(Commission File No. 000-49966)

SUBJECT: MERGER OF COMMUNITY FIRST BANK AND TRUST

The Board of Directors and I appreciate your contributions to the success of Community First Bank & Trust. Because we believe you are vital to our success, we have prepared this letter to inform you of changes that will impact the Community First team on Aug. 23, 2017.

After careful discussion, the Board of Directors has determined the most efficient and cost effective way to continue providing the best financial products and services to our customers is to draw upon the strength of another secure, respected Middle Tennessee bank. With that ultimate goal in mind, I am pleased to inform you of our Board’s approval of an agreement to merge with Reliant Bank.

The decision to merge began as a simple discussion between senior representatives of both banks and expanded into a strategic decision that I believe offers long-term benefits for our customers and communities. Factors and benefits include:

•	Similar cultures of commitment to customers and the communities served.

•	Markets that fit nicely together and allow customers to transact business at an increased number of locations.

•	Advantages of scale. Our industry is changing faster than at any time in history. Regulatory reform, risk management considerations, disruptive technologies, and demographic changes present challenges to our continued success. Larger-scale organizations have a competitive advantage.

•	Creating strength and diversity through a combined team of professionals.

Most importantly, the merger helps ensure we remain a largely locally owned community bank that is committed to ensuring the future prosperity of our customers and communities.

The Board chose to partner with Reliant not just because of its stability, expanded services and accessibility, but because it believes Reliant is a tremendous solution for our customers. I also firmly believe this merger will create value for the shareholders, customers and employees of both organizations by combining two cultures that reflect a tradition of superior customer service at all levels. I am excited about the growth prospects for our combined financial institutions, which are enhanced by a strong capital base, an increased lending capacity, and an expanded branch network.

Like Community First, Reliant believes that banking is a people business.

Its success is founded on the principle of cultivating strong relationships within the communities it serves. And very similar to Community First, Reliant prides itself on a largely locally owned and managed business model dedicated to the growth of its communities.

Community First / Notice to Mission Critical Employees	1

Over the course of the next few weeks, we will be submitting applications to the necessary regulatory authorities for approval of the merger, which we expect to occur in the first quarter of 2018. Until the merger is consummated, it will be business as usual. However, I need your help.

You are critical to this merger’s success. Our employees look to you as a leader. As such, they will look to you for guidance once this announcement is made. That’s why I’m informing you in advance. I want you to become familiar with Reliant Bank and help me position this project as a positive for our employees and customers.

Please read the provided information that details facts about Reliant and answers questions you may have about the proposed merger so you are confident and prepared to discuss with our employees.

It has been my honor to serve you as CEO of Community First. And, I look forward to continuing our work together in what I anticipate to be my new position as Chief Operating Officer of Reliant Bank.

Thank you for your support.

Sincerely,

COMMUNITY FIRST BANK & TRUST

Louis Holloway

Chief Executive Officer

Attachments

Forward Looking Statements All statements, other than statements of historical fact, included in this presentation are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The words “believe,” “anticipate,” “expect,” “may,” “will,” “assume,” “should,” “predict,” “could,” “would,” “intend,” “targets,” “estimates,” “projects,” “plans,” “potential” and other similar words and expressions of the future are intended to identify such forward-looking statements, but other statements not based on historical information may also be considered forward-looking, including statements about the benefits to Commerce Union Bancshares, Inc. (“Commerce Union”) and Community First, Inc. (“Community First”) of the proposed merger of Commerce Union and Community First, Commerce Union’s and Community First’s future financial and operating results (including the anticipated impact of the proposed merger of Commerce Union and Community First on the combined company’s earnings per share and tangible book value) and Commerce Union’s and Community First’s plans, objectives and intentions.

All forward-looking statements are subject to risks, uncertainties and other factors that may cause the actual results, performance or achievements of Commerce Union and Community First to differ materially from any results, performance, or achievements expressed or implied by such forward-

looking statements. Such factors include, among others, (1) the risk that the cost savings and any revenue synergies from the proposed merger of Commerce Union and Community First may not be realized or take longer than anticipated to be realized, (2) the ability of Commerce Union and Community First to meet expectations regarding the timing and completion and accounting and tax treatment of the proposed merger, (3) the effect of the announcement of the proposed merger on employee and customer relationships and operating results (including, without limitation, difficulties in maintaining relationships with employees and customers), (4) the risk that integration of Community First’s operations with those of Commerce Union will be materially delayed or will be more costly or difficult than expected, (5) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (6) the amount of the costs, fees, expenses, and charges related to the proposed merger, (7) reputational risk and the reaction of the parties’ customers, suppliers, employees or other business partners to the proposed merger, (8) the failure of the closing conditions to be satisfied, or any unexpected delay in closing the proposed merger, (9) the possibility that the proposed merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (10) the dilution caused by Commerce Union’s issuance of additional shares of its common stock in the proposed merger and the private placement, and (11) general competitive, economic, political and market conditions. Additional factors which could affect the forward-looking statements can be found in Commerce Union’s annual report on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, or Community First’s annual report on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, in each case filed with the SEC and available on the SEC’s website at http://www.sec.gov. Commerce Union and Community First believe the forward-looking statements contained herein are reasonable; however, undue reliance should not be placed on any forward-looking statements, which are based on current expectations and speak only as of the date that they are made. Commerce Union and Community First disclaim any obligation to update or revise any forward-looking statements contained in this filing, which speak only as of the date hereof, whether as a result of new information, future events or otherwise.

Additional Information About the Proposed Merger and Where to Find It In connection with the proposed transaction, Commerce Union intends to file a registration statement on Form S-4 with the SEC, which will include a joint proxy statement of Commerce Union and Community First and a prospectus of Commerce Union, and each party will file other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, investors and security holders of Commerce Union and Community First are urged to carefully read the entire registration statement and joint proxy statement/ prospectus, when they become available, as well as any amendments or supplements to these documents and any other relevant documents filed with the SEC, because they will contain important information about the proposed transaction. A definitive joint proxy statement/prospectus will be sent to the shareholders of each institution seeking the required shareholder approvals. Investors and security holders will be able to obtain the registration statement and the joint proxy statement/prospectus free of charge from the SEC’s website or from Commerce Union or Community First as described below.

Investors and security holders are urged to carefully review and consider each of Commerce Union’s and Community First’s public filings with the SEC, including but not limited to their annual reports on Form 10-K, their proxy statements, their current reports on Form 8-K and their quarterly reports on Form 10-Q.

The documents filed by Commerce Union with the SEC may be obtained free of charge at Commerce Union’s website at www.reliantbank.com under the heading “Investor Relations” or at the SEC’s website at www. sec.gov. These documents may also be obtained free of charge from Commerce Union by requesting them in writing to J. Daniel Dellinger, Chief Financial Officer, at 1736 Carothers Parkway, Suite 100, Brentwood, Tennessee 37027 or by calling (615) 221-2020.

The documents filed by Community First with the SEC may be obtained free of charge at Community First’s website at www.cfbk.com under the “Shareholders” heading or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Community First by requesting them in writing to

Community First, Inc., 501 South James M. Campbell Boulevard, Columbia, Tennessee 38401, Attention: Jon Thompson or Ashlee Pope, or by calling (931) 380-2265.

This filing shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Participants in the Solicitation Commerce Union, Community First, and certain of their directors and executive officers may be deemed participants in the solicitation of proxies from Commerce Union’s and Community First’s shareholders in connection with the proposed transaction. Information about the directors and executive officers of Commerce Union and their ownership of Commerce Union common stock is set forth in the definitive proxy statement for its 2017 annual meeting of shareholders, which was filed with the SEC on April 19, 2017. Information about the directors and executive officers of Community First and their ownership of Community First common stock is set forth in the definitive proxy statement for Community First’s 2017 annual meeting of shareholders, as previously filed with the SEC on April 3, 2017. Shareholders may obtain additional information regarding the interests of such participants by reading the registration statement and the joint proxy statement/prospectus when they become available. Free copies of these documents may be obtained as described in the paragraphs above.

Reliant Bank and Community First Bank & Trust are growing together.

Community First / Notice to Mission Critical Employees	2